Sun Life Financial continues share repurchase program

Toronto, Ontario - - January 8, 2004 - - Sun Life Financial Inc. (NYSE, TSX: “SLF”) announced today that its Board of Directors has authorized the purchase of up to 29,998,533 common shares representing five per cent of the 599,970,665 currently outstanding common shares under a renewed normal course issuer bid pursuant to the rules of the Toronto Stock Exchange.

Sun Life Financial Inc. bought back 18,436,700 common shares, or approximately three per cent of the total outstanding prior to starting the buy-back, at an average price of $28.88 per share during its 2003 share repurchase program.

The normal course issuer bid will commence January 12, 2004 and continue until January 11, 2005, or such earlier date as Sun Life Financial may complete its purchases. The purchases will be made through the facilities of the Toronto Stock Exchange. The prices which Sun Life Financial will pay for any common shares will be the market price of the common shares at the time of acquisition. Sun Life Financial will make no purchases of common shares other than open-market purchases. Any common shares acquired by Sun Life Financial will be cancelled.

From time to time, the market prices of the Common Shares may not fully reflect the value of Sun Life Financial’s business and its future business prospects. As a result, the company believes that the purchase of its common shares may represent an appropriate and desirable use of its available funds.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2003, the Sun Life Financial group of companies had total assets under management of CDN$348.5 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media contact: Susan Jantzi Media Relations Manager 519-888-3160 susan.jantzi@sunlife.com	Investor Relations contact: Thomas Reid Vice-President, Investor Relations 416 979-4197 thomas.reid@sunlife.com